Filed by AmSurg Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

No Offer or Solicitation / Additional Information and Where to Find It

This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision Healthcare Holdings, Inc. (“Envision”) and AmSurg Corp. (“AMSURG”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG will cause its newly formed, wholly owned subsidiary, New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This presentation is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about the proposed business combination and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.amsurg.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this presentation may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-

looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this presentation are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.

Set forth below is a transcript of the portions of AMSURG’s quarterly earnings conference call held on August 2, 2016 during which the proposed business combination with Envision was discussed.

AMSURG CORP.

Moderator: Chris Holden

August 2, 2016

5:00 P.M. EDT

Chris Holden – AMSURG – President & CEO

Thank you, Claire. As you are all aware, we announced our pending merger with Envision in mid-June of this year. And we expect to satisfy all relevant conditions and approvals necessary to complete that merger in Q4 of 2016. Both management teams continue to collaborate effectively on the integration planning efforts. The reaction from all of our internal and external stakeholders continues to be very positive. And we are looking forward to the launch of this transformative combination. And we remain very confident in our strategic direction and our opportunities for growth.

…

Brian Tanquilut – Jefferies LLC – Analyst

Good afternoon, guys. Congrats. Chris, just a follow-up on your comment earlier about the discussions you are having with hospital partners and potential contract wins with the hospitals. What has been the reaction? Or what has been the change in the discussions since you announced the Envision deal in terms of what they are looking for, what they are saying and how they are viewing what they want to do with you, given that you’re about to merge with Envision?

Chris Holden – AMSURG – President & CEO

I think generally it’s, I think, agreement on the strategic direction. The consolidation is inevitable, and that preparing for MACRA, moving towards steeper value, is directionally correct. There are still those that are trying to get their hands around the link between, say, emergency services and anesthesia and how that plays out over the long haul. But I think generally tone towards simplification is the theme. I guess that is the primary theme, Brian, that we’re hearing.

…

Whit Mayo – Robert W. Baird & Company, Inc. – Analyst

Maybe just my last one is since, Chris, you referenced the MACRA. I’m just maybe wondering how you are preparing AmSurg for the collection of all the performance measurements. What gives you confidence that your strategy is the right one for physicians as they are looking for partners? And then maybe just comment about your ASC strategy and what conversations you are having with your existing partners to help them?

Chris Holden – AMSURG – President & CEO

Sure. Without giving away the secret sauce, I would tell you that both AmSurg and Envision have strong programs and tactics in place to differentiate on that basis and preparedness. And I don’t want to put Bob on the spot here, but it’d probably best to speak to on the physician services side as much detail as we are comfortable giving at this point. But I do feel like it’s the strength of the organization.

Bob Coward – AMSURG – President of Sheridan Physician Services Division & Chief Development Officer

I think our efforts are being led by our Chief Quality Officer, who is a physician. And he assembled a team several months ago to make sure that we had all of the enterprise systems and data collection efforts in place to capture the data necessary to succeed. It is an intensive process. It is not one in which there is one magic silver bullet, because the data comes to you in all shapes, sizes and formats. So it can be everything from a very automated capture process to a very manual capture process. But it really is down to the practice level, down to the contract level, ensuring everything from your medical records and clinical data forms and prophecies are all set to capture the procedures and the performance of our clinicians. And then making sure you have that all interfaced and integrated into some form of a data warehouse in which you can accurately report on that. But it is an incredibly intensive process, one that despite all the efforts around EHRs and automation still requires a multipronged approach.

Chris Holden – AMSURG – President & CEO

And a substantial amount of investment in infrastructure. Which again kind of speaks to our investment pieces here on why the size and scale of the combined organization is perfectly timed to address this issue.